United States securities and exchange commission logo





                            March 3, 2021

       Jeff Epstein
       Co-Chief Executive Officer
       Apex Technology Acquisition Corporation
       533 Airport Blvd
       Suite 400
       Burlingame, CA 94010

                                                        Re: Apex Technology
Acquisition Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 4,
2021
                                                            File No. 333-252712

       Dear Mr. Epstein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed February 4, 2021

       Cover Page

   1. You disclose how the cash consideration will be calculated and total merger consideration will be determined. We
encourage you to provide context to this discussion by explaining the reasons for
structuring the consideration in this manner. For example, explain why you are offering both
cash and stock and why the total amount of cash that can be elected has been capped.
Furthermore, please provide an estimated range of the cash
                                                        consideration based
upon no redemptions and the maximum amount of redemptions that allow the company to
meet the minimum proceeds condition of $300 million. Finally, provide a
cross-reference to disclosure that provides examples of the amount of cash and
                                                        Apex shares an AvePoint
stockholder could receive per share under different scenarios.
 Jeff Epstein
FirstName  LastNameJeff Epstein
Apex Technology   Acquisition Corporation
Comapany
March       NameApex Technology Acquisition Corporation
       3, 2021
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2. On page 84, you state that each share of AvePoint's common stock, convertible preferred stock and preferred stock will be converted into approximately 8.6816 shares of Apex common stock based on the determined exchange ratio. Please disclose and describe the estimated exchange ratio on the cover page.
Questions and Answers about the Business Combination
If I hold Apex Warrants, can I exercise redemption rights with respect to my warrants?, page xvi

3. Clarify that although holders of Apex warrants do not have redemption rights with respect to the Apex warrants, if they choose to redeem their Apex shares, they may still exercise their warrants if the merger is consummated.
What equity stake will current Apex stockholders and AvePoint stockholders have in the
Combined Company after the Closing?, page xvii

4. We note that you disclose the equity stake of certain stockholder groups assuming no redemption. Please revise to also disclose the equity stake of these groups assuming maximum redemption.
What vote is required to approve the proposals... ?, page xviii

5. On page 64, you disclose that Apex's Sponsor, executive officers, directors and director nominees have agreed to vote in favor of the business combination. Please revise this
         Q&A and elsewhere to disclose the percentage of Apex shares that are subject to an agreement to vote in favor of the business combination. Additionally, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by Apex stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of Apex shares are present.
The Background of the Business Combination, page 94

6. On page 98, you disclose that Apex and AvePoint, following input from their financial advisors, discussed valuation metrics with regard to the potential business combination and agreed to the previously proposed equity valuation of $2.0 billion. You also note that the Apex board discussed in detail an analysis of the valuation of AvePoint and that
         William Blair discussed its financial analysis of the transaction consideration, including an overview of key valuation metrics and relevant public company comparables for
         AvePoint. Please revise to further explain how the Apex board determined the $2.0 billion valuation of AvePoint. Disclose the analyses the board considered, including any underlying material projections, assumptions or estimates.
Material U.S. Federal Income Tax Considerations of the Redemption Rights, page
119

7. You state that this section is a discussion of certain material U.S. federal income tax considerations for holders of Public Shares electing to have their shares redeemed for cash upon the closing of the Business Combination. Please revise to discuss the material tax
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FirstName  LastNameJeff Epstein
Apex Technology   Acquisition Corporation
Comapany
March       NameApex Technology Acquisition Corporation
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         consequences of the business combination to each company's shareholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger and related transactions to be tax free under Section 368(a) of the Internal
         Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate that the receipt of a tax opinion as to the tax free nature of the transaction is not a condition to the merger. Also, provide summary and risk factor disclosure to address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin
         No. 19.
Proposal No. 5 -- The Nasdaq Proposal, page 146

8. Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the merger and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the merger will not occur unless the PIPE financing is consummated.
Information about AvePoint
Strategic Relationships, page 175

9. You state here that Microsoft is AvePoint's most important strategic partner.
         Elsewhere you state that AvePoint's success depends on its partnership with Microsoft and note that Microsoft co-sells and co-markets AvePoint's products and services. Please revise to disclose the material terms of AvePoint's material agreements with Microsoft and consider whether any such agreements should be filed pursuant to Item 601(b)(10) of
         Regulation S-K.
AvePoint Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Business Metrics, page 194

10. You disclose and define certain key business metrics. Please revise to discuss why management views these metrics as key business metrics, how management uses these metrics to manage the business and the reasons for material changes to these metrics between periods.
11. Tell us your consideration of disclosing your number of customers categorized between small-and-medium business, mid-market, and large enterprise customer segments in this section. In this regard, we note you provide partial highlights of these categories in your filing, such as on pages 27, 31, 159, 160, and 174.
Annual Recurring Revenue, page 194

12. We note your definition of annual recurring revenue. Please revise to explain how this metric captures recurring revenue and discuss any limitations of this metric.
 Jeff Epstein
FirstName  LastNameJeff Epstein
Apex Technology   Acquisition Corporation
Comapany
March       NameApex Technology Acquisition Corporation
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Comparison of Nine Months Ended September 30, 2020 and September 30, 2019 Revenue, page 199

13. Your disclosure on page 196 indicates that the Subscription Revenue line item includes revenue from sale of on-premise termed licenses and cloud-based (SaaS) versions of your software and related customer support. Please revise to disclose disaggregated revenue amounts for on-premise termed licenses and SaaS software. In addition, revise to disclose the amount of revenue recognized from the sale of perpetual on-premise licenses. In this regard, your discussion should analyze revenue recognized from your offerings as disclosed on page F-12 and clearly discuss their continuing contribution to revenue.
         Please expand your discussion to identify and quantify the material factors in each of your revenue offerings.
14. We note you provide a disaggregation of revenue by geographic region in your results of operations, but do not provide any further commentary. Please expand your disclosure to identify and quantify the material factors for the changes in revenue in your geographic regions. Refer to Section III.B of SEC Release No. 33-8350. Similar concerns apply to your disclosures on page 202.
15. Please separately discuss and analyze revenues recognized from your managed services offering. Describe the nature of this service and indicate how this service relates to your other offerings.
Cost of Revenue, Gross Profit, and Gross Margin, page 200

16. We note you break-out your cost of revenues by revenue components in your consolidated statements of operations on page F-3. Similarly, please revise your discussion to discuss the changes in your cost of revenue by revenue component rather than in total. Similar concerns apply to your disclosures on page 202.
General and Administrative, page 201

17. As noted in footnote 1 on page 199, tell us and disclose why all of your stock-based compensation has been allocated to General and administrative expenses rather than to other line items as well. We refer you to SAB Topic 14.F. The expense related to share-
         based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.
Emerging Growth Company Accounting Election, page 213

18. You disclose here that the combined company "expects to continue to take advantage of the benefits of the extended transition period" for complying with new or revised accounting standards. Please revise to clearly indicate, if true, that you have elected to take advantage of this extended transition period and also disclose that your financial statements may not be comparable to companies that comply with public company effective dates. Additionally, ensure that your registration statement cover page includes
 Jeff Epstein
FirstName  LastNameJeff Epstein
Apex Technology   Acquisition Corporation
Comapany
March       NameApex Technology Acquisition Corporation
       3, 2021
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         the check box related to this election.
Description of Apex's Securities
Exclusive Forum Selection, page 248

19. You disclose here that the bylaws that will be in effect upon the consummation of this business combination will contain certain exclusive forum provisions. In a risk factor on page 63, you note that these provisions will appear in your proposed certificate of incorporation that will be in effect following this business combination. Please reconcile this apparent discrepancy.
Consolidated Statements of Operations, page F-3

20. Your Statement of Operations includes the subtotal, Gross Margin. Please tell us and disclose if you include depreciation or amortization in cost of revenue. If you do not include depreciation or amortization in cost of revenue, please revise your presentation if material to comply with SAB Topic 11.B.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-9

21.      Please clarify why deferred revenue decreased upon adoption of ASC
606. Tell us and
         disclose the revenue offering and the application difference between ASC 605 and 606 that caused this difference.
Notes to Consolidated Financial Statements, page F-9

22. We note your disclosure of related party transactions on page 189. Please provide footnote disclosure of these related party transactions. Refer to ASC 850-10-50.
23. Your disclosure on page 23 indicates that you reduced your global workforce by approximately 10% during the first half of 2020. Please provide footnote disclosure to disclose the applicable costs related to this reduction. Refer to ASC 420-10-50. In addition, consider presenting restructuring charges on a separate line item if material.
         Refer to SAB Topic 5P(1).
24. We note your disclosure of your 401(k) plan on page 187. Please disclose this 401(k) plan in your footnotes and any Company contributions. Refer to ASC 715-70-50-1.
Deferred Sales Commissions, page F-11

25. Please clarify whether the renewal commissions are commensurate with the initial commission. In paragraph BC309 of ASU 2014-09, the Boards indicated that amortizing capitalized commissions over a period that is longer than the initial contract term is not appropriate if an entity pays a commission on renewing a contract that is commensurate with the commission paid when obtaining the original contract. In addition, please explain why the renewal commission is being amortized over a period of benefit instead
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FirstName  LastNameJeff Epstein
Apex Technology   Acquisition Corporation
Comapany
March       NameApex Technology Acquisition Corporation
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         of the renewal term.
Revenue Recognition, page F-12

26. Your disclosure on page F-14 indicates that your on-premise perpetual licenses have not historically been sold on a standalone basis. Please clarify if you do sell your on-premises termed licenses on a standalone basis. That is, the term license appears to always be bundled with term maintenance.
27. Please tell us your consideration of providing disclosure here of disaggregated of revenue by geographic region noted on pages 200 and 202. In addition, tell us your consideration of providing your disaggregated disclosure of revenue by Industries. In this regard, we note your graphic presentation of Customers Across Diversified Industries on page 174.
         Refer to ASC 606-10-55-91(b) and 91(c). In addition, please revise to separately disclose the amount of revenue recognized at a point in time and over time. Refer to ASC 606-10-
         55-91(f).
28. You disclose that you recognize "software revenue through all indirect sales channels on a sell-through model." Please clarify whether the indirect sales channel is your customer under ASC 606-10. Tell us when your product is delivered in these circumstances.
         Explain how your channel partner is compensated. Revenue should be recognized when control of the products are transferred. Refer to ASC 606-10-25-25 and 25-30.
Note 14. Segment information, page F-34

29. Please expand your disclosure to present revenue attributed to customers in the United
         States as well as disclose long-lived assets by geographic location. Refer to ASC 280-10-
         50-41.
Exhibits

30.      Please file the form of proxy with your next amendment.
General

31. Please revise to add diagrams depicting the pre-combination organizational structure of both Apex and AvePoint and the post-combination organizational structure of the combined company. Ensure that these diagrams, as applicable, clearly identify ownership percentages of the different security holder groups, such as the Sponsor, Apex public stockholders, the AvePoint equityholders and the PIPE subscribers under both no and maximum redemption scenarios.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Jeff Epstein
Apex Technology Acquisition Corporation
March 3, 2021
Page 7

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameJeff Epstein
                                                    Division of Corporation
Finance
Comapany NameApex Technology Acquisition Corporation
                                                    Office of Technology
March 3, 2021 Page 7
cc:       Brian D. Paulson
FirstName LastName